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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                           (Amendment No.    25   )*
                                          --------



                          Citadel Holding Corporation
                          ---------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   172862104
                          ---------------------------
                                 (CUSIP Number)

                S. Craig Tompkins, President, Craig Corporation
550 South Hope Street, Suite 1825, Los Angeles, California 90071 (213) 239-0555
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 May 23, 1996
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
 CUSIP NO. 172862104              SCHEDULE 13D             PAGE 2 OF 6 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CRAIG CORPORATION
      95-1620188

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      NOT APPLICABLE

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [_]
 5


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,329,114 shares 3% Cumulative Voting Convertible
                          Preferred Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,329,114 shares 3% Cumulative Voting Convertible
                          Preferred Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,493,607

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                              [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.3%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
 CUSIP NO. 755332-50-9            SCHEDULE 13D             PAGE 3 OF 6 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      READING COMPANY    23-6000773

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      NOT APPLICABLE

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [_]
 5


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      PENNSYLVANIA

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,564,473

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,564,473

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,564,473

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                              [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
 CUSIP NO. 755332-50-9            SCHEDULE 13D             PAGE 4 OF 6 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      READING HOLDINGS, INC.    51-0353118

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      NOT APPLICABLE

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [_]
 5


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,564,473

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,564,473

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,564,473

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                              [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 6 Pages

          This Amendment No. 25 amends and supplements the Schedule 13D, dated June 5, 1987, and Amendments thereto (collectively, the "Craig Schedule 13D") filed by Craig Corporation ("Craig"), Reading Company ("Reading") and Reading Holdings, Inc. ("Holdings") relating to beneficial holdings of shares of Common Stock of Citadel. All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Craig Schedule 13D.

          ITEM 4.  PURPOSE OF TRANSACTION.
                   ----------------------

          Item 4 is hereby amended to add the following:

          The Board of Directors of Reading and Craig at meetings held on May 23, 1996 have authorized their respective managements to work together to explore alternatives and to develop one or more recommendations with respect to a possible restructuring of the assets and operations of the two companies and Citadel with a view toward the consolidation, to the extent reasonably feasible, of such assets and operations into a single entity or group of entities. No assurances can be given that any suitable transaction will be developed, or if developed, approved by the Board of each of the constituent entities or their shareholders, if shareholder approval is required, or if so approved, will ultimately be consummated. Any related party transaction involving Citadel and Reading or Craig will require the approval of an independent committee of Citadel. Neither Reading nor Craig currently intends to make any further announcements or filing with respect to this project unless and until a transaction is approved by the Boards of Directors of both companies.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
                    ------------------------------------

          Item 5 is hereby amended to add the following.

          (a) Craig's responses in Items 11 and 13 of the Cover Page of this Amendment No. 25 include (1) 1,564,473 outstanding shares of Common Stock owned by Reading and beneficially owned by Craig due to its greater than 50% voting interest in Reading, (2) 666,000 shares of Common Stock issuable upon exercise of a warrant (the "Warrant Shares") granted by the Issuer to Craig pursuant to a Conversion Deferral, Warrant and Reimbursement Agreement (the "Warrant Agreement") as described in Amendment 15 dated April 3, 1995 and (3) 2,263,134 shares of Common Stock (the "Conversion Shares") issuable upon conversion of 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock (the "Preferred Stock"), stated value $3.95 per share, of the Issuer, which are convertible under certain circumstances into shares of Common Stock as described in Amendments 14, (dated December 7, 1994) and 15 (dated April 3,
1995) to Schedule 13D.

          The 2,263,134 Conversion Shares would be issuable assuming Craig's optional conversion in full of the Preferred Stock at a conversion price equal to the "Market Price" per share as defined in the Certificate of Designation of the Preferred Stock (the "Certificate of Designation"), a copy of which was included as part of Exhibit A to Amendment No. 14 to this Schedule 13D. Assuming a conversion on May 24, 1996, such Market Price would have been $2.3198. The actual number of Conversion Shares that may be acquired by Craig by reason of the Preferred Shares may vary depending upon, assuming other things, the Market Price and the number of Shares outstanding at the time of any optional conversion and is subject to other adjustments and limitations pursuant to the terms of the Certificate of Designation.

          Pending any conversion of the Preferred Stock pursuant to the conversion features of the Preferred Stock, the holders of the Preferred Stock will be entitled to one vote per share of Preferred Stock on all matters submitted to the Issuer's stockholders and will vote together with the holders of the Issuer's Common Stock as a single class with respect to such matters. The Common Stock beneficially owned by Craig, as reported above, together with the Warrant Shares and Preferred Stock, represents approximately 50.3% of the aggregate combined voting power of the outstanding shares of the Issuer assuming issuance of 2,263,134 Conversion Shares and assuming the exercise in full of the Warrant.

          Reading's and Holdings' responses in Items 7, 9, 11 and 13 of the Cover Page of this Schedule 13D reflect its beneficial ownership of 1,564,473 shares of Common Stock.

          (b) See Items 7, 8, 9 and 10 of the Cover Pages and the information in
Item 5(a) concerning the calculation of the combined voting power represented by the securities of the Issuer beneficially owned by Craig, Reading and Holdings.

          (c)  None.

                                                               Page 6 of 6 Pages


                                  SIGNATURES
                                  ----------

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 28, 1996                   CRAIG CORPORATION
                                       a Delaware corporation



                                       By:/s/ S. Craig Tompkins
                                          ----------------------
                                          S. Craig Tompkins
                                          President


Dated:  May 28, 1996                   READING COMPANY,
                                       a Pennsylvania corporation



                                       By:/s/ S. Craig Tompkins
                                          ----------------------
                                          S. Craig Tompkins
                                          President


Dated:  May 28, 1996                   READING HOLDINGS, INC.,
                                       a Delaware corporation



                                       By:/s/ S. Craig Tompkins
                                          ----------------------
                                          S. Craig Tompkins